UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEDUSA STYLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 (CUSIP Number)

Kevin R. Griffith 4128 Colfax Avenue
Studio City, California
91604

(818) 985 2417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  ____________

1	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Kevin R. Griffith
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization United States - Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,850,00
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,850,000 shares common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 25.8%
14	Type of Reporting Person (See Instructions) Individual

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $.0001 per share (the “Common Stock”), Medusa Style Corporation, a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 4128 Colfax Avenue, Studio City, California  91604.

Item 2. Identity and Background

This statement is being filed by Kevin R. Griffith (sometimes referred to as the “Reporting Person.”)

The Reporting Person is a citizen of the United States. The Reporting Person’s principal occupation or employment is founder and director of En2Go, Inc.

The principal place of business of the Reporting Person is located at 4539 Vintage Dr, Provo, UT  84604. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Effective July 16, 2007, the reporting person received 12,850,000 shares of Common Stock of the Corporation pursuant to the terms of a share exchange agreement dated June 8, 2007 between the Company, En2Go, Inc. and certain individuals (the “Share Exchange Agreement”) wherein the Company acquired all of the issued and outstanding shares of En2Go, Inc. in exchange for shares in the Company being issued to the shareholders of En2Go.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of the Company by the Reporting Person is to complete the Share Exchange Agreement described above.

Item 5. Interest in Securities of the Issuer

(a)

As of July 16, 2007, the Reporting Person owned beneficially and of record 12,850,000 shares of Common Stock, which constitutes approximately 25.8% of the outstanding Common Stock.

(b)

The Reporting Person has sole ownership of the shares.

(c)

The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days that are not reported in Items 1 and 3, above.

(d)

Except as described in this schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See the Share Exchange Agreement filed as Exhibit 2.1 to the 8-K filed on July 19, 2007.

Item 7. Materials to be Filed as Exhibits

See the Share Exchange Agreement filed as Exhibit 2.1 to the 8-K filed on July 19, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2007	/s/ Kevin R. Griffith Kevin R. Griffith

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